Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company”)

NO CHANGE STATEMENT, PUBLICATION OF ANNUAL REPORT AND AVAILABILITY OF THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT

Shareholders are advised that the annual report for MiX Telematics, incorporating the audited annual financial statements for year ended March 31, 2018 (on which the company’s auditors expressed an unmodified audit opinion), has been published and is available with immediate effect on the Company’s website, www.mixtelematics.com.

The audited annual financial statements contain no changes from the preliminary results for the year ended March 31, 2018 which were published on May 10, 2018.

Shareholders are hereby notified that in accordance with the JSE Listings Requirements, the Company’s annual compliance report in terms of section 13G(2) of the Broad-Based Black Economic Empowerment Act 53 of 2003 read with the Broad-Based Black Economic Empowerment Amendment Act 46 of 2013, has been published and is available on the Company’s website, www.mixtelematics.com.

The notice of annual general meeting will be posted in due course and a further announcement will be released in this regard.

June 28, 2018

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